SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: XPO Logistics, Inc.

NAME OF PERSON RELYING ON EXEMPTION: SEIU Pension Plans Master Trust

ADDRESS OF PERSON RELYING ON EXEMPTION: 1800 Massachusetts Avenue, NW, Washington, DC 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

________________________________________________________________________________________________________________________________________________________________

May 06, 2019

Dear XPO Logistics, Inc. Shareholders,

We are writing to urge you to support PROPOSAL 6 to strengthen XPO’s corporate governance to prevent workplace sexual harassment at the Annual Meeting on May 15.

The proposal requests that the Board of Directors take action to strengthen XPO's prevention of workplace sexual harassment by formalizing the Board's oversight responsibility, aligning its senior executive compensation incentives, reviewing (and if necessary overseeing revision of) company policies, and reporting to shareholders on actions taken. XPO faced sexual harassment allegations in 2018 from over a dozen women in two countries, but the ongoing risks to the company do not appear to be effectively managed. Critically, the board does not appear to be playing an active role in the oversight of sexual harassment risk and has not taken sufficient steps to address this proposal.

Institutional Shareholder Services (ISS) has recommended in favor of the proposal, noting that “the request to strengthen the company's sexual harassment oversight is warranted given the risks posed to the company by this issue.

The #metoo era has highlighted the importance of board oversight of sexual harassment issues, as numerous companies have seen reputational damage and shareholder value loss in the wake of public allegations. Many investors also view sexual harassment as a potential sign of broader human capital management and corporate culture issues that warrant board attention. The proposal’s requests are drawn from guidance on managing sexual harassment risk issued by the Council of Institutional Investorsi and ISSii and do not prescribe the adoption of any specific policy language – instead, the goal is to ensure the XPO Board plays an active role in several areas critical to sexual harassment risk oversight.

XPO Faced Numerous High-Profile Allegations of Sexual Harassment in 2018

Last year, various media outlets reported that at least eleven women filed complaints with the Equal Employment Opportunity Commission (EEOC) against XPO alleging sexual harassment, gender discrimination, and/or retaliation at three warehouses in Memphis, Tennessee.iii The Huffington Post reported that in addition to an EEOC complaint, one XPO worker, Annetta Smith, had also filed a police report against one of her supervisors alleging assault at a Memphis warehouse.iv

In June 2018, the trade union Unión General de Trabajadores released a report describing a toxic culture in an XPO-run warehouse in Guadalajara, Spain. The report details allegations of sexual harassment, pregnancy discrimination, and gender pay inequality at the warehouse. The allegations were reported on by several Spanish newspapers.v

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In July of 2018, the Dallas Morning News published an article detailing workplace sexual harassment and assault allegations made by former XPO warehouse worker Amber Johnson. The article reports that Ms. Johnson verbally reported the abuse numerous times and cited a complaint emailed to HR that had been viewed by the newspaper. After the email complaint, Ms. Johnson claims she was retaliated against, with XPO informing the staffing agency through which she was employed that it had decided to fill her position with a permanent employee and was not making any alternative positions available to her.vi

Finally, in October of 2018, The New York Times reported on a disturbing series of miscarriages at one of the same Memphis warehouses. Six women alleged that their miscarriages had occurred after management disregarded their requests for modified work during their pregnancies, including less taxing workloads and shorter shifts. Two of the miscarriages occurred after XPO acquired the facility in 2014.vii The reporting led to a letter to XPO from nine U.S. Senatorsviii and calls for a Congressional investigation into workplace issues at XPO, including sexual harassment, from almost 100 U.S. Representatives.ix

Sexual Harassment Risks Do Not Appear to be Effectively Managed at XPO

In the wake of 2018’s sexual harassment allegations, XPO management sought to discredit some employees who had filed sexual harassment claims. An XPO spokesperson told the USA Today’s Commercial Appeal that, following an investigation, it believed the first eight sexual harassment charges filed with the EEOC in Memphis in 2018 had no merit and were manufactured for “ulterior purposes.”x An XPO spokesperson also told the Dallas Morning News that “there is no truth” to Ms. Johnson’s claims of sexual harassment and assault.xi

XPO has also been accused of retaliating against workers who filed sexual harassment and gender discrimination claims. In addition to the retaliation alleged by Ms. Johnson, XPO also faced allegations of retaliation after sending facility closure and layoff notices in February 2019 to employees of the Memphis warehouse where eight women had filed gender discrimination claims with the EEOC.xii After an XPO worker and U.S. Senator Richard Blumenthal publicly criticized XPO for what they considered to be retaliation against workers for speaking out about sexual harassment and other workplace issues,xiii XPO changed course and promised to find alternative positions for the displaced workers.xiv

These actions raise questions about XPO management’s handling of current sexual harassment claims. They may be in conflict with XPO’s No Discrimination, Harassment or Retaliation Policy, which states that the company has a “speak-up culture” and that retaliation for reporting a harassment complaint is prohibited; they also may have the effect of discouraging future reporting of sexual harassment concerns, which could amplify risks to the company.

The XPO Board is Not Sufficiently Involved in Preventing Sexual Harassment

The proposal seeks Board action to strengthen the prevention of workplace sexual harassment at XPO. Unfortunately, the board does not appear to be playing an active role in the oversight of sexual harassment risk and has not taken sufficient steps to address the four areas outlined in the proposal.

1. Formalize the Board’s Oversight Responsibility

Investors stand to benefit if boards have a visible, active, and ongoing role in overseeing sexual harassment risk. Delineating workplace sexual harassment as an explicit oversight

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responsibility of the Board will promote director attention to the issue and increase investor confidence that the topic is being included in the Board’s regular risk assessments. The XPO Board does not appear to have assumed such a role, however. The Code of Business Ethics addresses discrimination and harassment but there is no indication that the Board regularly reviews the Code or that when they do sexual harassment is a specific Board-level topic of discussion (discrimination and harassment is just one of 29 different topics covered in the Code). The Audit Committee is assigned with legal and regulatory compliance responsibilities but the committee charter does not mention sexual harassment or give investors any indication that it is a regular area of discussion or oversight; sexual harassment is also not mentioned in other committees charters or the company’s Corporate Governance Guidelines. Finally, XPO’s Code of Business Ethics, No Discrimination, Harassment or Retaliation Policy, and 2018 Sustainability Report do not outline a role for the Board in the oversight of sexual harassment risk or the handling of sexual harassment allegations.

2. Align Senior Executive Compensation Incentives

One important way the Board can promote management-level attention to sexual harassment risk is by aligning executive compensation to behaviors that support company performance and values. However, sexual harassment prevention is not currently incorporated as a factor in determining NEOs’ incentive compensation. One way XPO could modify its compensation plan is to add sexual harassment prevention as a component of individual performance reviews for short-term incentive compensation. 2018’s assessment of CEO performance included mention of the company’s revised pregnancy policy, for example, but was silent on the topic of sexual harassment (as was the case in the assessments of other NEOs). The proxy also does not suggest that XPO is setting forward-looking benchmarks for individual NEO performance, which, if utilized, would promote meaningful alignment more than post-hoc summaries of achievements. While we are pleased that XPO has a clawback policy that could conceivably cover violations of the Code of Business Ethics, we would like the Board to use executive compensation incentives to explicitly focus management attention on sexual harassment before recoupment is necessary. While the proposal is not prescriptive, the performance management and reward system set by the Board should clearly define expectations in advance and include prevention of sexual harassment among those expectations.

3. Review (and If Necessary Oversee Revision of) Company Policies

Given the allegations of sexual harassment at XPO in 2018, the Board should conduct a review of sexual harassment policies and procedures across XPO’s global operations and then oversee any necessary policy revisions. The purpose of a Board-led review is twofold: first, to ensure that the company has the appropriate measures in place to prevent sexual harassment and limit risk to investors, and second, to ensure that the Board has an accurate and up-to-date view of sexual harassment risk at XPO. The Board does not appear to have carried out such a review, however. XPO notes in its opposition statement that the company engaged Tina Tchen to conduct a review of XPO’s workplace culture and policies, but it is unclear whether this review specifically addressed sexual harassment issues and no sexual harassment policy or procedure changes have been announced. Furthermore, while the opposition statement notes that the Board “participates in various reviews,” we do not see any indication that the Board led this particular review, received a full report of findings directly from Ms. Tchen, or is overseeing any resulting policy changes. The proposal asks for the Board to review policies related to sexual harassment and oversee any necessary revisions, but investors don’t have evidence that a comprehensive review of sexual harassment policies has taken place or that the Board is leading the process.

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4. Report to Shareholders on Actions Taken by the End of 2019

Finally, the proposal requests that the Board report to shareholders on the actions taken to strengthen prevention of workplace sexual harassment by the close of 2019. While the opposition statement provides some information, shareholders would benefit from more robust reporting of any steps the company has taken to address concerns raised by the allegations of sexual harassment in 2018. Also, there has been limited disclosure around key aspects of the review by Tina Tchen, including its scope, methodology, recommendations, and oversight. Without this disclosure, investors are unable to judge whether the review was adequately comprehensive (and inclusive of sexual harassment issues) or if the Board is sufficiently involved. Communications from the Board should give investors confidence that XPO is taking the necessary steps to prevent sexual harassment and that the Board is proactively addressing ongoing risks related to sexual harassment. We hope that this proposal will stimulate this kind of disclosure from the XPO Board.

Please support PROPOSAL 6 to strengthen XPO’s corporate governance to prevent workplace sexual harassment at the Annual Meeting on May 15.

Sincerely,

Stephen Abrecht
Chair, SEIU Pension Plans Master Trust

                                                                                                                 This is not a solicitation of authority to vote your proxy.

                                                                                                         Please DO NOT send us your proxy card as it will not be accepted.

i Directors and Investors, Council of Institutional Investors, March 2018, https://www.cii.org/files/publications/misc/03_01_18_corporate_boards_sexual_harassment.pdf

ii “Effective Sexual Misconduct Risk Management,” Harvard Law School Forum on Corporate Governance and Financial Regulation, February 16, 2018, https://corpgov.law.harvard.edu/2018/02/16/effective-sexual-misconduct-risk-management/

iii “Eight women allege sexual harassment at XPO Logistics warehouse in Memphis,” The Guardian, May 23, 2018, https://www.theguardian.com/us-news/2018/may/23/eight-women-allege-sexual-harassment-at-xpo-logistics-wareho use-in-memphis; “Three more female workers at XPO Memphis warehouses file bias charges, union boosters say,” Commercial Appeal, June 27, 2018, https://www.commercialappeal.com/story/money/industries/logistics/2018/06/27/xpo-logistics-draws-three-more-sexu al-harassment-gender-bias-complaints-eeoc/739352002/; “Women at XPO Logistics are finding their place in the #metoo and #timesup moment,” Commercial Appeal, May 6, 2018, https://www.commercialappeal.com/story/news/2018/05/06/weathersbee-women-xpo-logistics-finding-their-place-me too-and-timesup-moment/579874002/

iv “When A Warehouse Worker Won’t Give Up The Fight To Stop Harassment,” The Huffington Post, June 27, 2018, https://www.huffpost.com/entry/xpo-memphis-harassment_n_5b33a0c7e4b0b5e692f3592a

v “Acusan a la multinacional XPO de discriminación contra las mujeres en España,” La Vanguardia, April 16, 2018, https://www.lavanguardia.com/vida/20180416/442616944445/acusan-a-la-multinacional-xpo-de-discriminacion-contr a-las-mujeres-en-espana.html; “Una muerte, acoso y brecha salarial: trabajadores de todo el mundo denuncian abusos del gigante de la logística XPO,” El Diaro, April 16, 2018, https://www.eldiario.es/economia/salarial-trabajadores-denuncian-logistica-XPO_0_761524592.html

vi “’I want people to know what’s happening to women like me:’ Sexual harassment in blue-collar Texas,” The Dallas Morning News, July 12, 2018, https://www.dallasnews.com/news/news/2018/07/12/sexual-harassment-blue-collar-texas-price-women-pay-earna-p aycheck

vii “Miscarrying at Work: The Physical Toll of Pregnancy Discrimination,” The New York Times, October 21, 2018, https://www.nytimes.com/interactive/2018/10/21/business/pregnancy-discrimination-miscarriages.html

viii https://www.blumenthal.senate.gov/imo/media/doc/11.20.18%20-%20XPO%20Logistics%20-%20Pregnancy%20Dis crimination.pdf; “Senators Ask Verizon and XPO About Pregnancy Discrimination,” The New York Times, November 20, 2018, https://www.nytimes.com/2018/11/20/business/xpo-verizon-pregnancy-discrimination-miscarriages.html

ix https://cohen.house.gov/sites/cohen.house.gov/files/12.4.18_Letter%20to%20Ed%20%26%20Workforce%20RE%2 0XPO%20Logistics%20and%20Pregnancy%20Discrimination_0.pdf; “A Memphis warehouse worker helped spur a new pregnancy policy. Now she wants a law,” Commercial Appeal, December 5, 2018, https://www.commercialappeal.com/story/news/2018/12/05/xpo-logistics-memphis-pregnant-workers-miscarriages-di scrimination-new-york-times/2207966002/

x “Three more female workers at XPO Memphis warehouses file bias charges, union boosters say,” Commercial Appeal, June 27, 2018, https://www.commercialappeal.com/story/money/industries/logistics/2018/06/27/xpo-logistics-draws-three-more-sexu al-harassment-gender-bias-complaints-eeoc/739352002/

xi “’I want people to know what’s happening to women like me:’ Sexual harassment in blue-collar Texas,” The Dallas Morning News, July 12, 2018, https://www.dallasnews.com/news/news/2018/07/12/sexual-harassment-blue-collar-texas-price-women-pay-earna-p aycheck

xii “Workers Call XPO’s Closing of Memphis Warehouse Retaliation,” Memphis Flyer, February 13, 2019, https://www.memphisflyer.com/NewsBlog/archives/2019/02/13/workers-call-xpos-closing-of-memphis-warehouse-ret aliation

xiii “XPO Logistics to close controversial Tennessee facility,” Greenwich Time, February 14, 2019, https://www.greenwichtime.com/business/article/XPO-Logistics-to-close-controversial-Tennessee-13616706.php

xiv “XPO guarantees jobs for employees at Memphis plant,” Greenwich Time, February 26, 2019, https://greenwichtime.com/business/article/XPO-guarantees-jobs-for-employees-at-Memphis-plant-13646529.php

                                                                                                                          This is not a solicitation of authority to vote your proxy.

                                                                                                                  Please DO NOT send us your proxy card as it will not be accepted.